April 14, 2020

P. Jeffrey Leck
Chief Executive Officer
Mallard Acquisition Corp.
19701 Bethel Church Road, Suite 302
Cornelius, NC 28031

       Re: Mallard Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted March 18, 2020
           CIK No. 1805795

Dear Mr. Leck:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance of Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
 P. Jeffrey Leck
FirstName LastNameP. Jeffrey Leck
Mallard Acquisition Corp.
Comapany NameMallard Acquisition Corp.
April 14, 2020
Page 14,
April 2 2020 Page 2
FirstName LastName
The Offering
Redeemable Warrants, page 8

2. We note that the warrants may be exercised only for a whole number of shares, and that no fractional shares will be issued upon exercise of the warrants. Accordingly, please remove references here and throughout the filing to the $5.75 per half share exercise price.
Risk Factors
Certain of our officers and directors are now, and all of them in the future may become, affiliated with entities..., page 40

3. Please expand, or revise accordingly, your risk factor disclosure to state that your officers have agreed not to become an officer or director of any other special purpose acquisition company, as discussed on page 5 and page 71 of your prospectus. Description of Securities
Registration Rights, page 114

4. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.
       You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Ernest Greene,
Staff Accountant, at (202) 551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Stuart Neuhauser